**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated November 09, 2015

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **News Release - AngloGold Ashanti Costs, Production Beat Guidance;
Cuts Net Debt 25%**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

9 November 2015

NEWS RELEASE

AngloGold Ashanti Costs, Production Beat Guidance; Cuts Net Debt 25%

(News Release – Johannesburg) -- AngloGold Ashanti delivered another solid operating and financial performance for the third quarter, with production and costs both better than guidance, a marked reduction in debt levels, and strong cash flows despite a 12% decrease in the gold price year-on-year.

"These results show relentless cost discipline and continued delivery on our strategic commitments," Srinivasan Venkatakrishnan, Chief Executive Officer of AngloGold Ashanti, said. "We've used self-help steps to significantly lower debt and interest, which will improve our cash-flow generation capacity."

AngloGold Ashanti has responded decisively to a sharp drop in gold prices in recent years, slashing overhead expenditure by two thirds, introducing two new, low-cost mines, cutting debt significantly to help withstand market volatility and, most recently, by selling its Cripple Creek & Victor (CC&V) mine and deploying the proceeds to reduce its interest bill by more than a quarter. The Company has also reached conditional agreement to partner with Randgold Resources Limited to redevelop the Obuasi gold mine in Ghana as a mechanised, productive long-life operation.

Production was 974,000oz at a total cash cost of $735/oz in the three months through 30 September 2015, compared with 1.128Moz at $820/oz in the third quarter of last year. The result compared with guidance of 900,000oz to 950,000oz at a total cash cost of $770-$820/oz. The operating performance was assisted by especially strong showings from the company's mines in South America, the Geita operation in Tanzania, and Tropicana in Australia. The cost improvement was due to the P500 cost-saving initiative, which continues to show particular benefit across AngloGold Ashanti's international mines, and also lower oil prices and weaker currencies in South Africa, South America and Australia.

Improved Cost Guidance

Improved efficiencies reported in previous quarters have allowed AngloGold Ashanti to improve its cost guidance for the year, with the forecast for all-in sustaining costs lowered to $950/oz to $980/oz, from $1,000/oz to $1,050/oz previously. Capital expenditure for the year is now expected to be about $900m, from a range of $900m to $1bn previously forecast. The anticipated production range has been tightened, and is now 3.8Moz to 4.0Moz, from 3.8Moz to 4.1Moz previously.*

AngloGold Ashanti's international operations continued to deliver cost reductions during the quarter, with all-in sustaining costs 14% lower year-on-year at $826/oz. This performance helped offset lower output and higher costs from South Africa, which continued to face safety-related stoppages, and lower production from the Obuasi mine, which moved to limited operations mode at the end of last year.

The Company reported an adjusted headline loss of $52m, or 13 US cents per share, in the three months to 30 September 2015, compared with adjusted headline earnings (AHE) of $2m in the third quarter of last year. AHE was $18m, or 4 cents per share, after normalising for deferred taxation translation, indirect tax and environmental rehabilitation and other provisions, and inventory movements and write-offs.

Reduced Debt

The overall levels of borrowing have also been reduced by a quarter, in line with the company's strategy. At 30 September, net debt was $2.319bn compared to $3.076bn at 30 June. This was due to the successful repurchase of $779m of the 8.5% high yield bonds, which mature in 2020 and originally had a principal amount outstanding of $1.25bn. This tender for the company's highest-cost debt, using cash from the sale of CC&V, will lower the overall interest burden by about $66m a year.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) was $291m, compared with $383m in the third quarter of 2014, mainly due to the 12% decline in the realised gold price. Net debt to adjusted EBITDA was 1.56 times at the end of the quarter, well below the banking covenant limit of 3.5 times, and close to the company's targeted level of 1.5 times through the cycle.

Safety

Regrettably, five operating fatalities were recorded during the quarter in the South Africa region. Falls-of-ground remain the cause of most of these incidents, with seismicity an ongoing challenge. The Company continues to focus on improving compliance to procedures in order to prevent these incidents, and also to employ technical measures, such as netting and bolting in stopes and development areas to reduce falls of ground. Despite these safety challenges, which are receiving the highest priority, the All Injury Frequency Rate - the broadest measure of progress - was 6.48 per million hours worked for the quarter, a 17% improvement from the same quarter last year.

Outlook

Gold production for the fourth quarter of 2015 is estimated to be between 900kozs to 950kozs, which will result in annual production of between 3.8Mozs to 4.0Mozs. Total cash costs for the fourth quarter are estimated at $720/oz to $770/oz.

Given improved cost performance to date and updated capital expenditure profiles, we are updating our annual guidance as follows:
- Total cash costs: $720/oz to $770/oz (previously $770/oz to $820/oz)
- All-in-sustaining costs: $950/oz to $980/oz (previously $1,000/oz to $1,050/oz)
- Capital expenditure: approximately $900m (previously $900m to $1,000m)**

Both production and cost estimates assume neither labour interruptions, power disruptions or changes to asset portfolio and/or operating mines. Other unknown or unpredictable factors could also have material adverse effects on our future results.

As in prior years, the fourth quarter earnings will be distorted by year-end accounting adjustments such as reassessment of useful lives and carrying value of mining tangible assets, inventory stockpile and investments, reset of environmental rehabilitation provisions, redundancy provisions, direct and indirect and deferred taxation provisions.

Assuming average exchange rates of ZAR13.60/$, BRL3.80/$, $0.70/A$ and AP9.70/$. Brent Crude Oil at $48/bl average for the quarter. Outlook data is forward looking information, which is further discussed at the end of this release.

**Assuming average exchange rates of ZAR12.60/$, BRL 3.32/$, $0.75/A$ and AP9.15/$. Brent Crude Oil at $53/bl average for the year. Outlook data is forward looking information, which is further discussed at the end of this release.*

Ends

About AngloGold Ashanti

AngloGold Ashanti is a global gold mining company with a geographically diverse, world-class portfolio of operations and projects. Headquartered in Johannesburg, South Africa, AngloGold Ashanti is the world's third-largest gold mining company, measured by production.

AngloGold Ashanti produced 4.4 million ounces of gold in 2014, generating US$5.2 billion in gold income, utilising US$1.2 billion in capital expenditure. All-in sustaining costs, which capture direct operating costs and sustaining capital, as well as corporate overheads and exploration, fell 13% to US$1,026 per ounce in 2014 compared with US$1,174 per ounce in 2013. All-in costs, which also include capital expenditure on projects, fell 22% over the same period, to US$1,148 per ounce from US$1,466 per ounce the previous year. These production, capital expenditure and operating costs cost figures include CC&V. As at 31 December 2014 (before the sale of CC&V) AngloGold Ashanti had an attributable Ore Reserve of 57.5 million ounces of gold and an attributable Mineral Resource of 232.0 million ounces of gold. For the year ended 31 December 2014 incurred interest costs of US$278 million.

Contacts

Media

Chris Nthite   +27 11 637 6388/+27 83 301 2481   cnthite@anglogoldashanti.com

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com

General inquiries   media@anglogoldashanti.com

Investors

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com

Sabrina Brockman   +1 212 858 7702 / +1 646 379 2555   sbrockman@anglogoldashanti.com

Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2015

AngloGold Ashanti Limited

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance